FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
       FILING COMPANY: CLEARONE COMMUNICATIONS, INC., REGISTRATION NO. 333-82242
                                                SUBJECT COMPANY: E.MERGENT, INC.

The following is a PowerPoint presentation given to members of the financial community, including institutional investors, analysts and investment bankers.




                             ClearOne Communications

                            A market ready to explode
                  A company poised to leverage the opportunity

                         Frances Flood - President & CEO
                           Randall J. Wichinski - CFO


       To the extent any statement presented herein deals with information that is not historical, including statements regarding the growth of ClearOne's core business segments domestically and internationally, financial projections, potential revenue from strategic relationships, new product development schedules, and projected growth rates of target markets, such statement is necessarily forward-looking and made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. As such, it is subject to the occurrence of many events outside
   ClearOne's control that could cause ClearOne's results to differ materially from those anticipated. Please see the risk factors contained in ClearOne's reports filed with the SEC, including it's most recent annual report on Form 10-K and its most recent quarterly report on Form 10-Q.

ClearOne Communications

     o    Founded as Gentner - 1981

     o    New man agement team - 1996

     o    19 quarters of consecutive profitability

     o    30%+ revenue growth - 4 consecutive years

     o    Technology - 65% revenue

     o    Services - 35% revenue

     o    60% average gross profit margin

     o    Fortune Small Business (June 2001) - 7th Fastest Growing Company

     o    Forbes (October 2001) - 18th Best Small Company in America

ClearOne - A Brief History In Expanding Size of Market Opportunity



  |                |                  |                  |                  |
  |                |                  |                  |                  |
  |                |Video Conferencing|                  |                  |
  |                |  $700 million    |                  |                  |
  |                |                  |                  |                  |
  |                |        |         |                  |                  |
  |                |        |         |                  |                  |
----------------------------|--------------------------------------------------
  |                |        |         |                  |                  |
  |                |                  |                  |                  |
  |*Broadcast-1981 |  High-End Audio  |Audio, Video, Data|   Professional   |
  |  $10 million  -->  Conferencing  -->  Conferencing  -->    Servoces     |
  |                |   $50 million    |     Services     |      Group       |
  |                |                  |    $2 billion    |  Multi-billion $ |
  |                | /      |         |                  |                  |
  |                |/       |         |                  |                  |
-------------------/--------|--------------------------------------------------
  |               /|        |         |                  |                  |
  |                |                  |                  |                  |
  | Tabletop Audio | Pro-Audio Venues |                  |                  |
  |  Conferencing  |  $500 million    |                  |                  |
  |     Systems    |                  |                  |                  |
  |  $100 million  |                  |                  |                  |
  |                |                  |                  |                  |
  |                |                  |                  |                  |

ClearOne's Objective

     1)   Own  the   greatest   "Share  of  the  Room"   with   Gentner(R)-brand
          conferencing systems.

     2) Own more "rooms" - or greater share of the enterprise - with complete solution packages (small to large rooms, audio/video services, post sales support).

     3)   Accomplish  this  through   ClearOne/Gentner   (or)   ClearOne/Gentner
          "inside" OEM market.

ClearOne - Solutions Company vs. Box Company

     o Create, develop and manufacture the industry's best multi-media conferencing systems - for corporate, education and government.

     o Translate these technologies into clear value for our customers with our network of service and solution professionals.

ClearOne Results

     o    Total Audio Conferencing Systems Market ($150 million):
          -----
          o    1996: 3%
          o    2000: 17%
     o    High-End, Large-Room Audio Conferencing Systems ($50 million):
          --------
          o    2000: 51%
     o    Average Growth Rate - Services:
          o    1997-2001: 86% year over year
     o    OEM - Peavey, XO, Telaid
          ---
     o    Acquired ClearOne 7/2000 - Audio/Video Technology
     o    Acquired Ivron Systems 10/2001 - Video Technology
     o    Acquiring E.mergent - Video Peripherals/Consulting

ClearOne Communications


                       ----------------------------------
                       |                |               |
                       |    ClearOne    |   E.mergent   |
                       |                |               |
                       ----------------------------------
                                        |
                  --------------------------------------------
                  |                                           |
  ---------------------------------           ---------------------------------
  |               |               |           |               |               |
  |    Gentner    |  Video Labs   |           |   ClearOne    |   Acoustic    |
  |  Technology   |  Technology   |           |   Services    |   Services    |
  |   Division    |               |           |    Group      |               |
  |               |               |           |               |               |
  ---------------------------------           ---------------------------------

ClearOne Communications



                      -----------------------------------
                      |                |                |
    Audio/Visual      |    Gentner     |   Video Labs   |   Video Consultants/
                      |  Technology    |   Technology   |        Set-Top
  [Graphic Omitted]   |  (Installed)   |   (Set-Top)    |   [Graphic Omitted]
                      |                |                |
                      -----------------------------------

                     * Distributors
                     * Premier Dealers  * Video Consultants/
                     * Consultants        Set-Top Channel
                     * International    * International Set-Top
                     * Pro Audio
                     * OEM

ClearOne Communications


---------------------------------    -----------------------------------------
|               |               |    |                   |                   |
|    Gentner    |  Video Labs   |    |     ClearOne      |     Acoustic      |
|  Technology   |  Technology   |    |     Services      |     Services      |
|   Division    |               |    |      Group        |                   |
|               |               |    |                   |                   |
---------------------------------    -----------------------------------------

                                    * Audio, Video &
                                      Data Conferenging
                                    * Tech Support         * Tech Support
                                    * Help Desk            * Help Desk
          Technology        +       * Dealer Training      * End User Training
                                    * Business Consulting  * Systems Consulting
                                    * Rent-A-Tech          * Systems Integration
                                    * Systems Integration  * Design Support
                                      Support

Total Solution - Technology & Services


               |              |              |               |
Proactive Sales|              |              |               |
   Force -     |   Assist     |              |               |
Generate Leads |Consultants & |              | Professional  |
 for Dealers   | Integrators  |Share of Room |Services Group | Enterprise Sales
               |              |              |               |
|------------| | |----------| | |----------| | |-----------| | |-------------|
|            | | |          | | |          | | |           | | |             |
|   C.A.P.   | | | Design & | | |Technology| | | Technical | | |   Quality   |
|   Needs    | | |  Build   | | |& Service | | | Support & | | | Assurance - |
| Assessment | | |          | | |Solutions | | |  End-User | | | Client ROI  |
|            | | |          | | |          | | | Education | | |             |
|------------| | |----------| | |----------| | |-----------| | |-------------|
               |              |              |               |
 Own Clients   |   Revenue    |  Own Rooms   |    Revenue    | Sole Source for
               | Opportunity  |Better Margins|  Opportunity  |   Conferencing
Own Enterprise |    &/or      |    Faster    |               |    Solutions
               | Partnership  |  Development | Best-In-Class |
               |              |     Time     |    Provider   |

The Opportunity

     o    Audio Systems - 8% of rooms

     o    Video Systems - 2% of rooms

     o    Conferencing/multi-media - multi-billion dollar opportunity

     o    Manufacturers focus on hardware transaction by installation

     o    ClearOne - offers hardware and services solutions for the Enterprise

     o    Heightened awareness of conferencing

     o    Multi-nationals want One Solution Provider

Financials

                 '97     '98     '99     '00     '01     YTD
                 ---     ---     ---     ---     ---     ---

Revenue        $13.4   $17.3   $23.0   $30.9   $42.2   $23.8
(in millions)                                   $39.9 (cont. ops.)

GPM              49%     52%     57%     61%     59%   59.8%

ROA            (5.1%)  16.9%   22.1%   27.9%     27%

ROE            (9.8%)  26.8%   30.5%   32.0%     29%

EPS           $(0.05)  $0.18   $0.30   $0.54   $0.70   $0.31
                                                $0.61 (cont. ops)

Our Most Powerful Resource - Our People

     o    Options vest on EPS targets
          o    FY02 $0.89
          o    FY03 $1.45
          o    FY04 $1.75
          o    FY05 $2.00

     o    ESPP

     o    Diversity

     o    Seasoned management team

FORWARD LOOKING INFORMATION

This presentation contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1993, as amended and are subject to the Safe Harbor provisions created by such statutes. Such statements include statements about ClearOne's beliefs, plans, intentions and strategies, including ClearOne's expectations about the potential benefit of the merger of ClearOne with E.mergent, Inc. and the anticipated integration of E.mergent, its products, customer base and distribution channels with ClearOne. Such statements are not guarantees of the future performance of ClearOne or the combined company. They are based on ClearOne's current expectations, forecasts and assumptions resulting from information currently available to ClearOne. These forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the results and expectations described. With regard to the proposed merger, while the companies have executed a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive the necessary shareholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Further, if the merger is completed, ClearOne may experience difficulties in introducing or integrating acquired products into new or existing ClearOne products or difficulties in capitalizing on new distribution channels or an expanded customer base. Additional risks and uncertainties include, but are not limited to conditions in the financial markets relevant to the proposed merger, the failure to achieve expected synergies, efficiencies and cost-savings of operations, discontinuity of component supply or availability, risk of price fluctuation, loss of major customers, fluctuations in operating results, changes in technology, competition, the ability to manage rapid growth, the ability to manage business and personnel integration, risks associated with international sales and operations, the ability to retain key personnel and intellectual property rights enforcement. The revenues and earnings of ClearOne and the combined company, and their ability to achieve their planned business objectives, will be subject to such factors, which make estimation of future operating results uncertain. For a further list and description of risks and uncertainties, see the reports filed with the Securities and Exchange Commission by ClearOne, specifically ClearOne's most recently filed Form 10-Q, and 10-K, and well as the Form S-4 Registration Statement filed by ClearOne in connection with the merger. ClearOne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ClearOne has filed with the SEC a registration statement that includes a preliminary proxy statement/prospectus for the merger. The registration statement and proxy statement/prospectus contain important information about ClearOne, E.mergent, the merger and related matters, including detailed risk factors. The information contained in the initial registration statement and preliminary proxy statement/prospectus is not complete and may be changed. E.mergent intends to mail a definitive proxy statement/prospectus to its stockholders in connection with seeking their approval of the merger. Investors and security holders are urged to read the definitive registration statement and proxy statement/prospectus carefully because they contain important information. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the SEC at http://www.sec.gov, or by directing a request to ClearOne at 1825 Research Way, Salt Lake City, UT 84119, attention: Bryce Benson, telephone (801) 975-7200, or to E.mergent at 5960 Golden Hills Drive, Golden Valley, MN 55416, attention Jill Larson, telephone (736) 417-4257. In addition to the registration statement and the proxy statement/prospectus, ClearOne and E.mergent file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC, or by contacting ClearOne and E.mergent at the addresses listed above.

E.mergent, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning the participants in the solicitation is set forth in the ClearOne's registration statement and will be set forth in the final proxy statement/prospectus when it becomes available.